Exhibit 24(d)2

Scott Teel Vice President and CFO	One Energy Place Pensacola, Florida 32520-0100 Tel 850.444.6111

November 4, 2010

Melissa K. Caen
Southern Company Services, Inc.
30 Ivan Allen Jr. Blvd, NW
Atlanta, GA  30308

Dear Ms. Caen:

As an officer of Gulf Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) this Company's Quarterly Reports on Form 10-Q during 2010, and (2) any necessary or appropriate amendment or amendments to any such reports and to this Company’s Annual Report on Form 10-K for the year ended December 31, 2009, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Richard S. Teel

Richard S. Teel
Vice President and Chief Financial Officer